082-03277

Regulatory Announcement

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RECEIVED
2007 MAY 10 A 6:59
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Free annual report

Company	Tesco PLC
TIDM	TSCO
Headline	Director/PDMR Shareholding
Released	16:00 01-May-07
Number	8762V

07023385

SUPPL

RNS Number:8762V
Tesco PLC
01 May 2007

Tesco PLC

DIRECTORS' SHAREHOLDINGS

The Directors of Tesco PLC below were allocated shares on 30 April 2007 under the Company's Executive Incentive Scheme at a price of 462.375 pence per share.

The Directors have chosen to extend the holding period on short term and long term shares that were available for release to receive additional enhancements which are conditional on continuous employment with the Company.

Director	Number of Shares
P A Clarke	138,248
A T Higginson	144,981
T P Leahy	259,941
T J R Mason	144,981
D T Potts	138,248

This announcement is made in accordance with the requirements of DR 3.1.4 R(1)(a) and DR 3.1.4 R(1)(b).

Enquiries: J Lloyd
Company Secretary
Tesco PLC
Delamare Road
Cheshunt
Hertfordshire
EN8 9SL
Tel: 01992 632222

PROCESSED
MAY 15 2007
THOMSON FINANCIAL

This information is provided by RNS
The company news service from the London Stock Exchange

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Regulatory Announcement

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Free annual report

Company	Tesco PLC
TIDM	TSCO
Headline	Total Voting Rights
Released	18:00 30-Apr-07
Number	8241V

VOTING RIGHTS AND CAPITAL

30 April 2007

TESCO PLC - Voting Rights and Capital

In conformity with the Transparency Directive's transitional provision 6 we would like to notify the market of the following:

At 6pm on 30th April 2007 Tesco plc had 7,937,287,705 issued ordinary shares of 5p each admitted to trading. Each ordinary share carries the right to one vote in relation to all circumstances at general meetings of Tesco plc. Tesco plc does not hold any ordinary shares in Treasury.

This figure (7,937,287,705) may be used by shareholders and others with notification obligations as their denominator for the calculations by which they will determine whether they are required to notify their interest in, or a change to their interest in, Tesco plc under the FSA's Disclosure and Transparency Rules.

Enquiries: J Lloyd
Company Secretary
Tesco plc
Delamare Road
Cheshunt
Hertfordshire
EN8 9SL
Tel: 01992 632222

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